Exhibit 99.3

EVERQUOTE, INC.

INDUCEMENT RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (this “Agreement”) is made as of the Agreement Date between EverQuote, Inc., a Delaware corporation (the “Company”), and the Participant. The terms and conditions attached hereto are also a part hereof.

Notice of Grant

I.	Agreement Date

Agreement Date:	August 13, 2021

II.	Participant Information

Participant:	[__________]
Participant Address:	[__________]

III.	Grant Information

Grant Date:	August 13, 2021
Number of Restricted Stock Units:	[__________]

IV.	Vesting Table

Vesting Date	Percentage of RSUs that Vest
Each of the first four annual anniversaries of the Grant Date	25% of the total number of RSUs

All vesting is dependent on the Participant continuing to remain employed by the Company, as provided herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Agreement Date. By executing this Notice of Grant, the Participant hereby acknowledges that the Participant has read this Notice of Grant and the terms and conditions attached hereto and understands and agrees to comply with the terms and conditions of this Agreement.

EVERQUOTE, INC.	PARTICIPANT

Name: Jayme Mendal Title: President and Chief Executive Officer	Name: [__________]

EVERQUOTE, INC.

Inducement Restricted Stock Unit Agreement

Terms and Conditions

For valuable consideration, receipt of which is acknowledged, the parties hereto agree as follows:

1.	Award of Restricted Stock Units.

In consideration of employment with the Company by the Participant, the Company has granted to the Participant, subject to the terms and conditions set forth in this Agreement, an award with respect to the number of restricted stock units (the “RSUs”) set forth in the Notice of Grant that forms part of this Agreement (the “Notice of Grant”). Each RSU represents the right to receive one share of Class A Common Stock, $0.001 par value per share, of the Company (the “Class A Common Stock”) upon vesting of the RSU, subject to the terms and conditions set forth herein.

The RSUs were granted to the Participant pursuant to the inducement grant exception under Nasdaq Stock Market Rule 5635(c)(4), and not pursuant to the Company’s 2018 Equity Incentive Plan (the “Plan”) or any equity incentive plan of the Company, as an inducement that is material to the Participant’s employment with the Company.

2.	Vesting.

(a)    The RSUs shall vest in accordance with the Vesting Table set forth in the Notice of Grant (the “Vesting Table”). Any fractional shares resulting from the application of the percentages in the Vesting Table shall be rounded down to the nearest whole number of RSUs.

(b)    Upon the vesting of the RSU, the Company will deliver to the Participant, for each RSU that becomes vested, one share of Class A Common Stock, subject to the payment of any taxes pursuant to Section 7. The Class A Common Stock will be delivered to the Participant as soon as practicable following each vesting date, but in any event within 30 days of such date. Notwithstanding anything herein to the contrary, in the sole discretion of the Board of Directors of the Company (the “Board”), the Company may, with respect to any applicable vesting date of the RSU, deliver to the Participant cash having a fair market value equal to the number of shares of Class A Common Stock underlying the portion of the RSU that vested on such date, payable within 30 days of the vesting date, less applicable taxes.

3.	Forfeiture of Unvested RSUs Upon Cessation of Employment.

Except as set forth below, in the event that the Participant ceases to be an employee of the Company or any other entity the employees of which are eligible to receive RSUs under the Plan (an “Eligible Participant”) for any reason or no reason, with or without cause, all of the RSUs that are unvested as of the time of such cessation shall be forfeited immediately and automatically to the Company, without the payment of any consideration to the Participant, effective as of such cessation. The Participant shall have no further rights with respect to the unvested RSUs or any Class A Common Stock that may have been issuable with respect thereto. If the Participant is employed by a subsidiary of the Company, any references in this Agreement to employment with the Company shall instead be deemed to refer to employment with such subsidiary.

Notwithstanding the foregoing, in the event that the Company terminates the employment of the Participant without Cause within the two-year period following the date of grant of the RSUs, then subject to the Participant’s execution of a release and waiver in form satisfactory to the Company (which release and waiver must become effective within sixty (60) days following termination or such shorter period as the Company specifies), the number of RSUs that would have vested within the two-year period following the date of grant of the RSUs, less the number previously vested, will not be automatically forfeited as of the date of such termination. Forfeiture of the RSUs covered by the preceding sentence will be suspended pending the earliest of (i) the return and effectiveness of the release and waiver, (ii) the passing of the deadline for the release and waiver or earlier confirmation from the Participant that the Participant will not provide a release and waiver and (iii) if applicable pursuant to the release, the revocation of the release and waiver. If and only if the Participant has provided an effective and irrevocable release and waiver before the earlier of the dates in clauses (ii) and (iii) of the preceding sentence, the accelerated RSUs will then vest. For purposes of this Agreement, if the Participant is subject to an individual employment agreement with the Company, which agreement contains a definition of “cause” for termination of employment, “Cause” shall have the meaning ascribed to such term in such agreement. Otherwise, “Cause” shall mean (i) the commission of any act by the Participant constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) the Participant’s engaging in any other act of dishonesty, fraud, intentional misrepresentations, moral turpitude, illegality or harassment, which, as determined in good faith by the Company, would: (A) materially adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom it does or might do business; or (B) expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by the Participant to follow the directives of the Company’s chief executive officer or the Board; (iv) any material breach by the Participant of any agreement between the Participant and the Company; or (v) any material misconduct, violation of the Company’s policies, or willful and deliberate nonperformance of duty (other than by reason of disability) by the Participant in connection with the business affairs of the Company.

4.	Restrictions on Transfer.

The Participant shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively “transfer”), any RSUs, or any interest therein, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. However, the Board shall permit the gratuitous transfer of RSUs by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediately family member thereof if the Company would be eligible to use Form S-8 under the Securities Act of 1933, as amended, for the registration of the sale of the Class A Common Stock subject to this award to such proposed transferee. A permitted transferee shall deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement. The Company shall not be required to treat as the owner of any RSUs or issue any Class A Common Stock to any transferee to whom such RSUs have been transferred in violation of any of the provisions of this Agreement.

5.	Rights as a Stockholder; Dividend Equivalents.

The Participant shall have no rights as a stockholder of the Company with respect to any shares of Class A Common Stock that may be issuable with respect to the RSUs until the issuance of the shares of Class A Common Stock to the Participant following the vesting of the RSUs. Except to the extent required by Section 6 of this Agreement, the Participant shall not receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Class A Common Stock.

6.	Adjustments for Changes in Class A Common Stock and Certain Other Events.

Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, any dividend or distribution to holders of Class A Common Stock other than an ordinary dividend, the number and class of securities subject to the RSUs shall be equitably adjusted by the Company in a manner determined by the Board.

Reorganization Events.

Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Class A Common Stock is converted or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Class A Common Stock for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

Consequences of a Reorganization Event on RSUs.

(A)    In connection with a Reorganization Event, the Board may take one or more of the following actions as to all or any (or any portion of) outstanding RSUs on such terms as the Board determines: (i) provide that the RSUs shall be assumed, or substantially equivalent RSUs shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the unvested portion of the Participant’s RSUs will terminate immediately prior to the consummation of such Reorganization Event, (iii) provide that restrictions to an RSU will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Class A Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to the Participant with respect RSUs equal to (A) the number of shares of Class A Common Stock subject to the vested portion of the RSUs (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) any tax withholdings, in exchange for the termination of the RSUs, (v) provide that, in connection with a liquidation or dissolution of the Company, the RSUs shall convert into the right to receive liquidation proceeds (if applicable net of any tax withholdings) and (vi) any combination of the foregoing.

(B)    For purposes of Section 6(b)(ii)(A)(i) above, the RSUs shall be considered assumed if, following the consummation of the Reorganization Event, such RSUs confer the right to purchase or receive pursuant to the terms of such RSUs, for each share of Class A Common Stock subject to the RSUs immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Class A Common Stock for each share of Class A Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Class A Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the RSUs to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Class A Common Stock as a result of the Reorganization Event.

7.	Tax Matters.

(a)    Acknowledgments; No Section 83(b) Election. The Participant acknowledges that he or she is responsible for obtaining the advice of the Participant’s own tax advisors with respect to the award of RSUs and the Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents with respect to the tax consequences relating to the RSUs. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant’s tax liability that may arise in connection with the acquisition, vesting and/or disposition of the RSUs. The Participant acknowledges that no election under Section 83(b) of the Internal Revenue Code, as amended (the “Code”), is available with respect to RSUs.

(b)    Withholding.

The Participant acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Participant any federal, state, local or other taxes of any kind required by law to be withheld with respect to the vesting of the RSUs. At such time as the Participant is not aware of any material nonpublic information about the Company or the Class A Common Stock, the Participant shall execute the instructions set forth in Schedule A attached hereto (the “Automatic Sale Instructions”) as the means of satisfying such tax obligation. If the Participant does not execute the Automatic Sale Instructions prior to an applicable vesting date, then the Participant agrees that if under applicable law the Participant will owe taxes at such vesting date on the portion of this award then vested the Company shall be entitled to immediate payment from the Participant of the amount of any tax required to be withheld by the Company. The Company shall not deliver any shares of Class A Common Stock to the Participant until it is satisfied that all required withholdings have been made.

Solely to the extent that the Board determines, in its discretion, to permit the satisfaction of withholding obligations through the Company retaining shares of Class A Common Stock having a fair market value (valued in the manner determined by the Board) equal to the withholding taxes due to the Company, the total tax withholding where Class A Common Stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Class A Common Stock shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

8.	Miscellaneous.

(a)    Administration and Delegation. This Agreement shall be administered by the Board. The Board may delegate any or all of its powers to one or more committees or subcommittees of the Board (a “Committee”). All references in this Agreement to the Board shall mean the Board or a Committee. The Board shall have the authority to: adopt, amend and repeal such administrative rules guidelines and practices relating to this Agreement as it shall deem advisable; construe and interpret the terms of this Agreement; correct any defect, supply any omission or reconcile any inconsistency of this Agreement in the manner and to the extent it shall deem expedient, and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming an interest in this Agreement. Notwithstanding any other provisions of this Agreement, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant or any other person for any claim, loss, liability, or expense incurred in connection with this Agreement, nor will such individual be personally liable with respect to this Agreement because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of this Agreement has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning this Agreement unless arising out of such person’s own fraud or bad faith.

(b)    Amendment of Agreement; Acceleration. The Board may amend, modify or terminate this Agreement at any time. The Participant’s consent to such action shall not be required if the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under this Agreement or the change is permitted under Section 6. The Board may at any time provide that the RSUs shall become free from some or all restrictions or conditions.

(c)    No Right to Continued Employment. The Participant acknowledges and agrees that, notwithstanding the fact that the vesting of the RSUs is contingent upon his or her continued employment with the Company, this Agreement does not constitute an express or implied promise of a continued employment relationship with the Participant or confer upon the Participant any rights with respect to a continued employment relationship with the Company or any affiliate of the Company.

(d)    Section 409A.

The RSUs awarded pursuant to this Agreement are intended to be exempt from or comply with the requirements of Section 409A of the Code and the Treasury Regulations issued thereunder (“Section 409A”). The delivery of shares of Class A Common Stock on the vesting of the RSUs may not be accelerated or deferred unless permitted or required by Section 409A.

If, as of the date of the Participant’s “separation from service” from the Company: (i) this award or the delivery of any shares of Class A Common Stock provided to a Participant pursuant to this Agreement in connection with his or her termination constitutes “nonqualified deferred compensation” and (ii) the Participant is a “specified employee” (all within the meaning of Section 409A), then in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the RSUs) agrees that he or she is bound, such shares of Class A Common Stock shall not be paid before the day that is six months plus one day after the date of “separation from service” (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

Notwithstanding anything in this Section 8(d) to the contrary, the Company makes no representations or warranty and shall have no liability to the Participant or any other person if the RSUs awarded pursuant to this Agreement are not exempt from, or compliant with, Section 409A.

(e)    Conditions on Delivery of Stock. The Company will to be obligated to deliver any shares of Class A Common Stock pursuant to this Agreement until (i) all conditions of this award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of the shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations and (iii) the Participant has executed and delivered to the Company such representations and agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(f)    Participant’s Acknowledgements. The Participant acknowledges that he or she: (i) has read this Agreement; (ii) has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of the Participant’s own choice or has voluntarily declined to seek such counsel; (iii) understands the terms and consequences of this Agreement; (iv) is agreeing, in accepting this award, to be bound by any clawback policy that the Company has in place or may adopt in the future; and (v) is fully aware of the legal and binding effect of this Agreement.

(g)    Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without regard to any applicable conflicts of laws provisions.

Schedule A

Automatic Sale Instructions

The undersigned hereby consents and agrees that any taxes due on a vesting date as a result of the vesting of RSUs on such date shall be paid through an automatic sale of shares as follows:

(a)    Upon any vesting of RSUs pursuant to Section 2 hereof, the Company shall arrange for the sale of such number of shares of Class A Common Stock issuable with respect to the RSUs that vest pursuant to Section 2 as is sufficient to generate net proceeds sufficient to satisfy the Company’s minimum statutory withholding obligations with respect to the income recognized by the Participant upon the vesting of the RSUs (based on minimum statutory withholding rates for all tax purposes, including payroll and social security taxes, that are applicable to such income), and the net proceeds of such sale shall be delivered to the Company in satisfaction of such tax withholding obligations.

(b)    The Participant hereby appoints the Chief Executive Officer, Chief Financial Officer, General Counsel and Secretary of the Company, and any of them acting alone and with full power of substitution, to serve as his or her attorneys in fact to arrange for the sale of the Participant’s Class A Common Stock in accordance with this Schedule A. The Participant agrees to execute and deliver such documents, instruments and certificates as may reasonably be required in connection with the sale of the shares pursuant to this Schedule A.

(c)    The Participant represents to the Company that, as of the date hereof, he or she is not aware of any material nonpublic information about the Company or the Common Stock and is not prohibited from entering into these Automatic Sale Instructions by the Company’s insider trading policy or otherwise. The Participant and the Company have structured this Agreement, including this Schedule A, to constitute a “binding contract” relating to the sale of Common Stock, consistent with the affirmative defense to liability under Section 10(b) of the Securities Exchange Act of 1934 under Rule 10b5-1(c) promulgated under such Act.

The Company shall not deliver any shares of Class A Common Stock to the Participant until it is satisfied that all required withholdings have been made.

Participant Name: [__________]

Date: August 13, 2021